Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of ITW Savings and Investment Plan on Form 11-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statement of Illinois Tool Works Inc. on Form S-8 (File No. 333-105731, effective May 30, 2003).

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 25, 2012